Exhibit 99.1

Buenos Aires

March 14, 2018

To:	Comisión Nacional de Valores (Argentine National Securities Commission)

Re:	Material Event

To whom it may concern,

In compliance with the regulations relating to the Ordinary and Extraordinary Shareholders’ Meeting to be held on April 24, 2018, we are pleased to inform you that, on March 14, 2018, we received a note issued by the agency in charge of administrating shareholder FGS-ANSES (Fondo de Garantía de Sustentabilidad del Sistema Integrado Previsional Argentino), notifying us of its desire to vote cumulatively on item 9° of the agenda.

Additionally, shareholder FGS- ANSES has informed us that it plans to invoke its right to vote its 264,221,559 Class B common shares, each entitled to one vote per share.

Yours sincerely,

A. Enrique Pedemonte

Attorney in fact

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.